GENEREX BIOTECHNOLOGY CORPORATION

June 19, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Generex Biotechnology Corporation (the “Company”)
(Accession No. 0001607062-20-000159)
Form AW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Company’s Form S-1/A registration statement (Accession No. 0001607062-20-000159) filed on June 15, 2020 with respect to the Company’s Series A Preferred Stock.

The Form S-1/A was incorrectly tagged as an S-1/A filing instead of a Form S-1 filing. A correctly tagged submission was subsequently filed as a Form S-1 filing. No securities were sold in connection with the offering.

If you have any questions, please call Jeff Wofford of Carmel, Milazzo & Feil LLP at (646) 876-0618.

Very Truly Yours,

GENEREX BIOTECHNOLOGY CORPORATION

By:/s/ Anthony Crisci

Name: Anthony Crisci

Title: Chief Legal Officer & Chief Administrative Officer